Exhibit 99.1

Foresight: Rail Vision’s Main Line System Secures EU Railway

Standards Approval and Certifications

Compliance and homologation pave the way for rapid adoption of Rail Vision’s

Main Line system across the vast EU market

Ness Ziona, Israel – January 25, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision”) has received formal certifications for critical European Union (EU) railway standards for its Main Line system. This is an important achievement that underscores Rail Vision’s dedication to quality, safety, and innovation in the railway technology market. Foresight owns 10.2% of Rail Vision’s outstanding share capital.

According to the Association of the European Rail Supply Industry’s (UNIFE) World Rail Market study, the EU offers vast opportunities for railway technologies and represents one of the largest markets for rail products and services globally. According to a 2022 research by MarketsandMarkets, the global digital railway market size is expected to surpass $100 billion by 2027, growing at a compound annual growth rate of 9.7%.

“Achieving compliance with these EU standards marks a major milestone for Rail Vision and positions us ahead of the competition in the railway technology market. ,” said Noam Shloper, Head of Quality and Reliability at Rail Vision. “Our team is driven by a commitment to support product quality and safety above all else, and we’re pleased to complete this important milestone that sets the stage for accelerated adoption of our Main Line system across the vast EU market.”

Rail Vision’s Main Line system is now certified in compliance with European standard EN 50155, which sets the benchmark for hardware equipment in railway applications, ensuring the robustness and reliability of rolling stock components. This compliance demonstrates Rail Vision’s system’s ability to withstand the rigorous physical demands of railway operations. Additionally, the system complies with European standard EN 50126, focusing on the specification and demonstration of reliability, availability, maintainability, and safety (RAMS). This standard is crucial in the railway industry, as it guarantees that the system can be relied upon for consistent performance and safety. Furthermore, Rail Vision’s system complies with European standard EN 50657 related to software on-board rolling stock. This compliance ensures that the software integrated into the Rail Vision’s Main Line system meets the highest levels of safety and functionality, crucial for the smooth operation of modern trains. The Main Line system also adheres to European standard EN 45545 related to fire protection on railway vehicles.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the global digital railway market size is expected to surpass $100 billion by 2027 and that achieving compliance with EU standards positions Rail Vision ahead of the competition in the railway technology market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654